UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

July 15, 2010

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:	A press release dated July 14, 2010 regarding loans utilized by Financell B.V., Turkcell's wholly-owned subsidiary.

July 14, 2010

ANNOUNCEMENT REGARDING UTILIZED LOANS BY FINANCELL

Subject: Statement made pursuant to Circular VIII, No:54 of the Capital Markets Board

 Istanbul Stock Exchange

ISTANBUL

Special Subjects:

Our 100% owned subsidiary Financell B.V, based in the Netherlands, was granted loans with Turkcell’s guarantee in the amounts of US$24.5 million, US$312 million, and US$59 million, to refinance the currently outstanding loans of Turkcell’s subsidiaries - KKTCell in Northern Cyprus, Astelit in Ukraine, and Global Tower in Turkey. The loan maturities are 1 year, 1 December 2012, and 3 years; they carry interest rates of LlBOR+175 bps, LlBOR+210 bps and LlBOR+245 bps, respectively.

In addition, Financell B.V. utilized US$100 million loan for Superonline, operating in Turkey, with the guarantee of our company with 5 years maturity and cost of LlBOR+295 bps.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 15, 2010	By:	/s/ Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 15, 2010	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations - Division Head